Computershare

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. By participating online, you will be able to listen to a live audio cast of the meeting, ask questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/478426363 on your computer. You will need the latest version of Chrome, Edge, Safari or Firefox.

***Caution:** Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your AGM. If you are experiencing any difficulty connecting or **watching the meeting**, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization.*

2. All securityholders MUST register any 3rd party appointments at http://www.computershare.com/KPYQ
   Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 478426363

Password: crescent2021

To log in, you must have the following information:

Registered Holders
The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy
The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

1 If you are a shareholder or duly appointed proxy, select "I have a login" and enter your Username/Control Number and password.

Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

If you are a Guest, select "I am a guest" and fill in the form.


LUMI

Computershare

2. Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.



3. To join the meeting, click on **Join Audio by Computer** on the right side ZOOM panel.



VOTING

4. Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen.

A confirmation message will appear to show your vote has been received. ***For - Vote received***

To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.



QUESTIONS

5. Any shareholder or duly appointed proxy attending the meeting is eligible to submit typed questions or ask questions verbally.

If you would like to ask a question, click on the Messaging icon in the top panel and type the question or request to speak.

When the Chair recognizes you, Raise Hand in the ZOOM panel [Raise Hand] and a request to unmute will appear.



Depending on your browser, you might also receive a notification to allow access to your microphone. Please allow this access **FIRST** before unmuting on the platform.

Once allowed, you can click on the Unmute button. [Unmute]

You can confirm the right microphone is being used by clicking on the arrow next to the Unmute button.


Will you allow web.lumiagm.com to use your microphone?
Microphone to share:
Jack Mic (Realtek Audio)
Remember this decision
Allow
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